July 14, 2008

Via Edgar and Federal Express

Jay Webb

Reviewing Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Jinpan International Limited (the “Company”) Form 20-F for the year ended December 31, 2007 Filed June 20, 2008 File No. 001-14724

Dear Mr. Webb:

Set forth below are the Company’s responses to the comment letter (the “Letter of Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above captioned filing. For your convenience, each of the numbered comments in the Letter of Comment is repeated below and the Company’s response is set forth immediately below the comment.

Form 20-F for the year ended December 31, 2007

Item 3. Key Information, page 4

A. Selected Financial Data, page 4

1.

We see from disclosures on page 48 that you have declared and paid dividends during the periods presented. Please revise future filings to disclose the dividends declared per share information required by Item 3(A)(2) of Form 20-F.

Response: The Company will revise its future filings to disclose the dividends declared per share information required by Item 3(A)(2) of Form 20-F.

Financial Statements

Notes to Consolidated Financial Statements, page F-7

1. Organization and Principal Activities, page F-7

2.

We note from your table herein that you have 95% of direct interests in Hainan Jinpan Electric Co., Ltd. (“Jinpan JV”) as of December 31, 2007. Yet, we note from Note 17 on page F-23 that you completed an acquisition of the 15% minority interest in Jinpan JV and subsequent to the acquisition, you own 100% of Jinpan JV. Please explain to us why your disclosures are inconsistent and revise your disclosures as necessary in future filings based on our concerns.

Jinpan International Limited

560 Sylvan Avenue, Englewood Cliffs, NJ 07632

201-227-0680 Tel • www.jstusa.net • 201-227-0685 Fax

Jay Webb

July 14, 2008

Response: On May 28, 1997, the Company and Haikou Jinpan Special Transformers Works (“Haikou Jinpan”) entered into a joint venture agreement and formed Hainan Jinpan Electric Company Ltd. (“Jinpan JV”). Pursuant to the terms of the joint venture agreement, the Company received an eighty five percent (85%) equity interest in Jinpan JV in exchange for its contribution of US$2.1 million and Haikou Jinpan received a fifteen percent (15%) equity interest in Jinpan JV in exchange for its contribution of its building, equipment and other production and related facilities. This transaction was consummated in June 1997.

On December 19, 2006, the Company entered into an agreement with Haikou Jinpan pursuant to which the Company purchased Haikou Jinpan’s fifteen percent (15%) equity interest in Jinpan JV for US$11.0 million. The transaction was consummated on February 13, 2007, at which time Hainan Jinpan became our wholly-owned subsidiary.

Immediately following the Company’s acquisition of the fifteen percent (15%) equity interest of Jinpan JV from Haikou Jinpan, the Company transferred one third (1/3), or five percent (5% ), of the acquired equity interest to Wuhan Jinpan Electric Company Ltd. (“Wuhan Jinpan”). Wuhan Jinpan is a wholly-owned subsidiary of Jinpan Electric (China) Company Ltd. (“Jinpan China”), which is a wholly-owned subsidiary of the Company. This transaction was undertaken to maintain Jinpan JV’s status as a sino-foreign joint venture, which enables Jinpan JV to enjoy certain tax benefits from the Chinese government. Under Chinese law, to remain a sino-foreign joint venture, Jinpan JV must be jointly owned by a foreign corporate entity and a domestic corporate entity. Under Chinese law the Company is a foreign corporate entity and Wuhan Jinpan is a domestic corporate entity. As a result of the foregoing the Company directly owns 95% of Jinpan JV and Wuhan Jinpan directly owns 5% of Jinpan JV.

The Company will revise its disclosure in future filings to clearly explain the ownership structure of Jinpan JV and will ensure that all disclosures are consistent in future filings.

2. Basis of Presentation page F-9

3.

We note that your consolidated financial statements include the accounts of your company and its subsidiaries. Please expand your consolidation policy in future filings to clearly disclose all material subsidiaries that are consolidated. Please also explain (and disclose in future filings) whether you consolidate Jinpan JV in your financial statements.

Response: The Company will expand its disclosure in future filings to clearly disclose all material subsidiaries that are consolidated in the Company’s financial statements. Jinpan JV is consolidated in the Company’s financial statements.

Jinpan International Limited

560 Sylvan Avenue, Englewood Cliffs, NJ 07632

201-227-0680 Tel • www.jstusa.net • 201-227-0685 Fax

Jay Webb

July 14, 2008

The Company’s material subsidiaries consolidated in the Company’s financial statements for the year ended December 31, 2007 are as follows:

•	Jinpan International (USA) Ltd.
•	Jinpan China
•	Jinpan JV
•	Wuhan Jinpan
4.

Also in this regard, we note on page F-7 that Jinpan China and Jinpan JV jointly owns 95% and 5% respectively of Wuhan Jinpan. Please explain to us whether you consolidate the financial information of Wuhan Jinpan in your financial statements. If not, please explain to us why you are not consolidating the financial information of Wuhan Jinpan, citing applicable U.S. GAAP. Revise your disclosure to address our concern in future filings.

Response: The Company consolidates the financial information of Wuhan Jinpan in the Company’s financial statements.

In connection with the Company’s responses to the comments in the Letter of Comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your consideration of the responses provided herein. Please contact the undersigned at (201) 227-0680 x-222 or Albert Sheng, the Company’s General Counsel, at (201) 227-0680 x-226 with any questions or comments you may have with regard to the filing or this letter.

Very truly yours,

/s/ Mark Du

Mark Du

Chief Financial Officer

Jinpan International Limited

560 Sylvan Avenue, Englewood Cliffs, NJ 07632

201-227-0680 Tel • www.jstusa.net • 201-227-0685 Fax

Jay Webb

July 14, 2008

cc:	Ms. Angela Crane
Securities and Exchange Commission

Ms. Andri Boerman
Securities and Exchange Commission

Henry I. Rothman
Troutman Sanders LLP

Jinpan International Limited

560 Sylvan Avenue, Englewood Cliffs, NJ 07632

201-227-0680 Tel • www.jstusa.net • 201-227-0685 Fax